Exhibit 12.1

NBTY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended December 31,		Fiscal year ended September 30,
(Dollars in thousands)	2010	2009	2010	2009	2008	2007	2006

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Income before provision for income taxes	$(83,761)	$115,929	$327,715	$228,968	$231,040	$303,976	$152,827
Less:
Interest capitalized	—	—	—	—	(1,404)	(912)	(985)

Add:
Fixed charges deducted from earnings (see below)	57,820	19,239	74,106	77,010	56,275	51,432	60,151
Earnings available to cover fixed charges	$(25,941)	$135,168	$401,821	$305,978	$285,911	$354,496	$211,993

FIXED CHARGES:

Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$46,599	$8,056	$30,195	$34,882	$18,639	$16,749	$25,924

Appropriate portion (1/3) of rentals	11,221	11,183	43,911	42,128	37,636	34,683	34,227
Fixed charges	$57,820	$19,239	$74,106	$77,010	$56,275	$51,432	$60,151

Ratio of Earnings to Fixed Charges	— (a)	7.03	5.42	3.97	5.08	6.89	3.52

(a) For the three months ended December 31, 2010, earnings were insufficient to cover fixed charges by $83,761.